Date: 9 October 2001

Ref:   16/01

CHAIRMAN, DEPUTY CHAIRMAN AND MANAGING DIRECTOR
OF BHP STEEL LIMITED ANNOUNCED

BHP Billiton Chairman Don Argus today announced Graham Kraehe, formerly Managing Director and CEO of Southcorp Ltd, will be appointed Chairman of BHP Steel Limited, which is scheduled to be publicly listed before the end of the 2002 financial year.

On listing, BHP Steel is expected to be one of Australia's 50 largest public companies with total assets of A$4.7 billion, an extensive network of customers around the world and operations throughout Australia, New Zealand, Asia and in the United States.

 BHP Billiton Chairman Don Argus said: "Graham Kraehe is one of Australia's most respected business leaders. He has extensive experience in the manufacturing sector and a strong track record in the delivery of increased returns to shareholders.

 "Graham will provide excellent leadership skills to the Board of BHP Steel and great support to Kirby Adams and his team in the lead-up to public listing and beyond. He will bring a unique combination of skills to the new company."

 Mr Kraehe was the Managing Director and CEO of Southcorp Limited from 1994 to February this year.  He is currently a Board member of News Corp, Brambles and National Australia Bank and was formerly a Board member of Email Ltd.  Previously, he held positions as Managing Director of Pacifica and Monroe/Wylie

 BHP Billiton also announced Ron McNeilly, currently an Executive Director of BHP Billiton, would be appointed Deputy Chairman of BHP Steel and Kirby Adams would be Managing Director and Chief Executive Officer of the new company.

 Mr Argus said: "Ron McNeilly has more than 30 years experience in the steel industry and is well known by BHP Steel's customers in Australia and overseas. His experience and network of relationships will be invaluable as BHP Steel develops as a separate entity.

"Kirby Adams has been President and CEO of BHP Steel since March 2000.  He has a strong track record in the leadership of businesses within BHP Billiton and, previously, for six years was both CEO and Chief Operating Officer of the world's largest titanium metals company," Mr Argus said.

 It has also been confirmed that the new company will be named BHP Steel Limited for the first two years after public listing.

 Speaking from the new company's head office at 120 Collins Street Melbourne, Mr Kraehe said: "Maintaining the BHP Steel name and brand recognises the strength of the brand amongst employees, customers and communities, and the excellent reputation developed by BHP Steel over many years.

 "The decision maintains the link with BHP Steel's great history, while providing time to educate our customers, investors, the media and others about BHP Steel as a stand-alone business, separate from BHP Billiton."

 President and CEO of BHP Steel Mr Adams said "BHP Steel is a proven performer in the global steel industry, and our products underpin much of New Zealand and Australia's manufacturing and construction industry.

 "Our employees, and the investments we have made over the past decade in product innovation, technology and manufacturing facilities, provide us with a strong platform for growth, particularly in Asia," he said.

 Mr Adams said he was looking forward to working with the new Board to continue the strengthening of BHP Steel and to deliver improved returns and growth opportunities for its shareholders.

 "We are looking forward to this new phase in BHP Steel's great history. We have made significant progress in recent years in restructuring our business to improve profitability and ensure a strong, vital business for the benefit of our customers, suppliers, employees and the communities in which we operate," he said

 BHP Steel will announce further appointments to the Board of the new company together with details of the timetable for the public listing process in the near future.

Graham Kraehe, Ron McNeilly & Kirby Adams CV's below.

Australia
Dr. Robert Porter,
Investor Relations
Tel: + 61 3 9609 3540
Mobile: +61 419 587 456
E-mail: Robert.Porter@bhpbilliton.com

Mandy Frostick,
Media Relations
Tel: +61 3 9609 4157
Mobile: +61 419 546 245
E-mail: Mandy.J.Frostick@bhpbilliton.com

David Goodwin,
Steel External Affairs
Tel: +61 3 9609 3685
Mobile: +61 419 585 298
E-mail: David.J.Goodwin@bhpbilliton.com

KRAEHE, Graham John

 Chairman BHP Steel 2001

 Career

 Managing Director and Chief Executive Officer Southcorp Ltd 1994-2001; Managing Director Pacifica 1986-94; Managing Director and CEO W.H. Wylie (now Monroe) 1980-84; Managing Director and CEO Renmano Wines 1972-1980.

Other Directorships

 Director, National Australia Bank 1997-; Director, News Corp 2000-; Director, Brambles 2000-; Director, Email 1990-1994.

Committees, industry bodies & professional associations

 Director, Business Council of Australia 1999-2001; National President Metal Trades Industry Association 1995-1997; Chairman NIES 1990; President Wine and Brandy Producers Association Australia; 1980-81.

 Personal

 Born: 2 September 1942, Adelaide, Australia

Spouse: Josephine

Education: Brighton High School, South Australia; Bachelor of Economics, University of Adelaide.

Recreation: Golf, gardening.

MCNEILLY, Ron

 Executive Director Global Markets 2001

 Career

 Executive Director & President BHP Minerals 1999 - 2001; Chief Operating Officer, BHP 1998-1999; Executive Director, BHP 1997-1998; Executive General Manager & Chief Executive Officer BHP Steel 1991-1997; General Manager Transport 1989-1991; General Manager Wire Products Division 1987-1989; General Manager Long Products Division 1985-1987; General Manager Whyalla Works 1984-1985; Manager Operations Transport 1982-1984; Manager International Marketing Iron & Steel 1978-1982; Resident Representative South East Asia 1973-1978; various marketing positions 1963-1973; Commercial Trainee 1962

Other Directorships

 Deputy Chairman BHP Steel 2001

Chairman, Melbourne Business School Limited

Director, Melbourne Storm Football Club Limited

Past Director, QCT Resources Limited

Past Director, Tubemakers of Australia Limited

 Committees, industry bodies & professional associations

 Fellow Australian Institute of Company Directors

Member, Executive Committee of the Australia-Japan Business Co-operation Committee

Member, Executive Committee of Council on Australia Latin America Relations

President, Australia Chile Business & Investment Council

Director, Committee for Melbourne

Past Director, International Iron and Steel Institute (IISI)

Past Director, South East Asia Iron and Steel Institute (SEAISI)

Past Director, International Copper Association

Past Vice President, Minerals Council of Australia

Personal

Born: 25 July, 1943.

Education: Bachelor of Commerce, University of Queensland

MBA Melbourne University

Spouse: Victoria

Children: 2 daughters

Interests: Golf, swimming, gardening and fishing.

ADAMS, Kirby Clarke

 President and CEO BHP Steel 2001

 Career

 President & CEO BHP Steel 2000 -; President BHP Services, 1999-2000; Group General Manager & Chief Executive Officer BHP Service Companies 1997-99; Corporate General Manager Planning & Development 1995-97; President and CEO Titanium Metals Corporation 1988-95; Vice President and Chief Operating Officer Tremont Corporation 1990-95; Chairman Bentonite Mining Corporation 1990-93; Vice President Business Development NL Industries Inc 1987-88; President NL ERCO 1984-86; Region Manager NL Sperry-Sun 1983-84; Director of Operational Projects NL Sperry-Sun 1982-83; Director of Planning NL Petroleum Services 1981-82; Manager of Planning National Supply Division ARMCO Inc 1979-81.

 Committees, industry bodies & professional associations

 Director, International Iron Steel Institute (IISI)

Former President, Titanium Development Association; Member Young Presidents Organisation.

 Personal

 Born:  19 December 1955.

Education: BS Industrial Engineering Auburn University, USA; MBA General Management Darden School University of Virginia, USA.

Recreation:  Skiing, swimming, golf.

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